
December 8, 2022

Christopher Hix
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

      Re: Enovis Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 22, 2022
           File No. 001-34045

Dear Christopher Hix:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Industrial Applications and Services